August 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Offices of Life Sciences

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Attention:     David Gessert

  Celeste Murphy

Re:	Cascadia Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted March 17, 2021

CIK No. 0001846968

Ladies and Gentlemen:

Cascadia Acquisition Corp. (the “Company”) hereby advises the Staff of the Securities and Exchange Commission (the “Commission”) that we have received the Staff’s letter dated April 13, 2021, regarding the Staff’s review of Amendment No. 1 to the draft registration statement on Form S-1 submitted to the Commission on March 17, 2021 (the “Draft Registration Statement”). Our responses to each comment from the comment letter are provided below. For the Staff’s convenience, each comment is restated in bold italics prior to our response to that comment.

Disclosure changes made in response to the Staff’s comments and updates to certain other disclosures have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. To facilitate your review, we are also providing to the Staff on a supplemental basis the Registration Statement marked to show changes from the Draft Registration Statement.

Summary

Our Management Team, page 2

1.

We note your disclosure that your sponsor, Cascadia Acquisition Sponsor LLC, is an affiliate of Cascadia Capital. Please expand your disclosure to clarify whether Cascadia Capital is obligated to provide its expertise in sourcing a business combination and disclose whether Cascadia Capital may receive any compensation or economic benefit from providing such services.

David Gessert

Celeste Murphy

August 5, 2021

Response: In response to the Staff’s comment, we have updated the disclosure on pages 3 and 91 of the Registration Statement.

Conflicts of Interest, page 26

2.

We note disclosure in the first risk factor on page 53 and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please revise your disclosure here and in your risk factor(s) to discuss in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.006 per share and the offering is for $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses.

Response: In response to the Staff’s comment, we have updated the disclosure on pages 29, 56, 63 and 64 of the Registration Statement.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Gina Eiben at (503) 727-2059.

Respectfully submitted,

/s/ Jamie Boyd
Jamie Boyd
Chief Executive Officer

cc:	Michael Butler

Cascadia Acquisition Corp.

Gina Eiben

Joseph Bailey

Perkins Coie LLP